SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____ to ____

Commission file number 1-14323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Enterprise Products Company Employee Unit Purchase Plan 2727 North Loop West Houston, TX 77008

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Products Partners L.P 2727 North Loop West Houston, TX 77008

Enterprise Products Company Employee Unit Purchase Plan

Financial Statements As of December 31, 2002 and for the Period from April 1, 2002 (Date of Inception) to December 31, 2002 and Independent Auditors’ Report

ENTERPRISE PRODUCTS COMPANY EMPLOYEE UNIT PURCHASE PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND FOR THE PERIOD FROM APRIL 1, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002

Statement of Financial Condition	2

Statement of Changes in Participants' Equity for the Period From April 1, 2002 (Date of Inception) to December 31, 2002	3

Notes to Financial Statements	4

Signature	6

Index to Exhibits	7

Exhibit 23.1 - Consent of Independent Auditors	8

Schedules I, II, and III are not applicable.

INDEPENDENT AUDITORS’ REPORT

Enterprise Products Company Employee Unit Purchase Plan:

We have audited the accompanying statement of financial condition of the Enterprise Products Company Employee Unit Purchase Plan (the “Plan”) as of December 31, 2002 and the related statement of changes in participants’ equity for the period from April 1, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2002, and the changes in participants’equity for the period from April 1, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas March 14, 2003

ENTERPRISE PRODUCTS COMPANY EMPLOYEE UNIT PURCHASE PLAN

STATEMENT OF FINANCIAL CONDITION, DECEMBER 31, 2002

ASSETS

EMPLOYER DEPOSITS	$ 11,022

PARTICIPANTS' DEPOSITS	99,194

TOTAL	$110,216

LIABILITIES AND PARTICIPANTS' EQUITY

UNIT PURCHASES PAYABLE	$110,216

PARTICIPANTS' EQUITY	--

TOTAL	$110,216

See notes to financial statements.

ENTERPRISE PRODUCTS COMPANY EMPLOYEE UNIT PURCHASE PLAN

STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY FOR THE PERIOD FROM APRIL 1, 2002 (DATE OF INCEPTION) DECEMBER 31, 2002

PARTICIPANTS' EQUITY, BEGINNING OF PERIOD	$ --

ADDITIONS:
Employer deposits	99,103
Participants' deposits	891,869

Total additions	990,972

DEPOSITS USED FOR UNIT PURCHASES	(990,972)

PARTICIPANTS' EQUITY, END OF PERIOD	$ --

See notes to financial statements.

ENTERPRISE PRODUCTS COMPANY EMPLOYEE UNIT PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND FOR THE PERIOD FROM APRIL 1, 2002 (DATE OF INCEPTION) TO DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Enterprise Products Company Employee Unit Purchase Plan (the “Plan”) provides only general information and the Plan document should be referred to for a more complete description of the Plan’s provisions.

General— In February 2002, Enterprise Products Company (the “Company”) established the Plan to provide Eligible Employees, as defined in the Plan document, of the Company and its Affiliates an opportunity to purchase common units of a limited partnership interest (“Units”) in Enterprise Products Partners L.P., (the “Partnership”), at a 10% discount from market prices through accumulated payroll deductions. The Plan was implemented April 1, 2002, and was available to full-time employees whose regularly scheduled work week is at least 30 hours per week and who had been continuously employed for at least three months, subject to certain limitations for employees covered under collective bargaining agreements, temporary, project or leased employees and non-resident aliens. The Plan is administered by a committee appointed by the Company (the “Committee”).

Each Eligible Employee who elects to participate in the Plan (“Participant”) may elect to withhold on an after-tax basis an amount ranging from 1 to 10% of eligible compensation for the purchase of Units. These employee contributions, together with the 10% discount which is contributed by the Company, are used to purchase units for the Plan Participants.

Restricted Participants, as defined by the plan document, may not engage in certain transactions under the Plan during specified blackout periods established by the Committee. The blackout periods are related to the timing of the Partnership’s public announcement of its quarterly financial results. The Committee may change the blackout periods at its discretion.

Participant Accounts — The Plan is a non-qualified contributory plan under which a separate bookkeeping account (“Account”) is established for each participant. Each Account reflects the balance of monthly cash contributions, Unit purchases, Unit sales proceeds, or Unit transfers. The Plan’s custodian and record keeper is Wachovia National Bank (“Wachovia”). Once Units are purchased, the Units are credited to the Participants’ Accounts at Wachovia. The Participant owns and is entitled to the Units credited to his/her Account. The Units purchased are subject to a mandatory six-month holding period, which shall be waived under specific circumstances.

Wachovia purchases Units monthly over a four consecutive day period beginning on the second business day of the month following the calendar month (a calendar month is a “Purchase Period”) in which contributions are made. The amount purchased on any day shall be approximately 25% of the sum of the monthly Participants’ contributions and the employee discount contributed by the Company. Units acquired for a Purchase Period are allocated to Participants in proportion to the sum of their contributions for the Purchase Period, including any allocable employee discount amount over the total of all such Plan amounts applied to the purchase of Units for the Purchase Period. The price of the Units allocated to each affected Participant for a Purchase Period is based on a weighted average of the purchase prices actually paid for the Units acquired.

Plan Expenses — The Company pays brokerage fees for the purchase, but not the sale, of Units and all other costs and expenses of administering the Plan. Participants are responsible for brokerage fees and other costs and expenses incurred in connection with the sale of Units and any fees for the issuance and delivery of certificates.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

3.	UNIT PURCHASES PAYABLE

As of December 31, 2002, the Plan was obligated to purchase $110,216 of common Units of interest in the Partnership. This liability is reflected in the accompanying statement of financial condition as Unit Purchases Payable. Units acquired in connection with this obligation were purchased and allocated to the Participants’ Accounts in January 2003.

4.	PLAN TERMINATION

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, all amounts then remaining credited to the Participant Accounts shall be returned to the participants.

5 .	INCOME TAX STATUS

The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and does not qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code of 1986, as amended.

Participants are responsible for applicable federal, state and local taxes, therefore no provision for income taxes is included in the accompanying financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee who administer the Enterprise Products Company Employee Unit Purchase Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENTERPRISE PRODUCTS COMPANY EMPLOYEE UNIT PURCHASE PLAN

Date: March 27, 2003	/s/ Richard H. Bachmann —————————————— Richard H. Bachmann Committee Member

/s/ Michael A. Creel —————————————— Michael A. Creel Committee Member

/s/ W. Randall Fowler —————————————— W. Randall Fowler Committee Member

/s/ William D. Heggie —————————————— William D. Heggie Committee Member

/s/ John L. Tomerlin —————————————— John L. Tomerlin Committee Member

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP

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EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement No. 333-82486 of Enterprise Products Partners L.P. on Form S-8 of our report dated March 14, 2003, appearing in this Annual Report on Form 11-K of Enterprise Products Company Employee Unit Purchase Plan for the year ended December 31, 2002.

Deloitte & Touche LLP Houston, Texas March 26, 2003